FORM C Electronic Signature on Behalf of CW Petroleum Corp

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CW Petroleum Corp

TIN: 20-2765559

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Fiscal Year End (12/31/18)

By: _____

Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Christopher Williams
Print Name
CEO

_____

Signature
CEO

Date 8/9/18

PRINCIPAL FINANCIAL OFFICER/TREASURER

Graham Williams
Print Name
Principal Financial Officer/Treasurer

_____
Signature

Principal Financial Officer/Treasurer

_____
Date 8 - 9 - 18

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

Christopher Williams
Print Name
Principal Accounting Officer/Comptroller

_____
Signature
Principal Accounting Officer/Comptroller

_____
8/9/18
Date

Certification of a majority of the Board of Directors:

Christopher Williams
Print Name

_____
Signature

Date 8/9/18

Graham Williams
Print Name

[signature]

Signature

Date 8/9/18

Greg Roda
Print Name

[signature]

Signature

Date 8/9/18

_____
Print Name

_____
Signature

_____
Date

_____
Print Name

_____
Signature

_____
Date